Mail Stop 3561

March 1, 2007

Via U.S. Mail

Chris Fielding
Abbey National plc
2 Triton Square
Regent's Place
London, NW1 6XL
United Kingdom

Re: Holmes Funding Limited
Amendment no. 1 to Registration Statement on Form S-3
Filed February 21, 2007
File No. 333-139944

Dear Mr. Fielding:

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Supplement

Delinquency and loss experience of the portfolio, page S-36

1. We note your response to prior comment 13 of our letter dated February 8, 2007. Please note that for master trusts, the measurement date for the delinquency thresholds should be the date as of which delinquency and loss information or securitized pool balance information, as applicable, is presented in the prospectus for the securities. Refer to Instruction 1.b. to Item 1101(c) of Regulation AB and Section III.A.2.d of the Regulation AB adopting release. Please revise your table accordingly. Historical data may be provided, as appropriate, to allow material evaluation of the pool data. Refer to introductory language of Item 1111.

[Optional purchase], page S-12

2. We note you have added an optional purchase feature. The title of any class of securities with an optional redemption or termination feature that may be exercised when 25% or more of the original principal balance of the particular series in which the class was issued is still outstanding must be titled "Callable." Refer to Item 1113(f)(2) of Regulation AB. If so, please provide form of disclosure on the cover page and revise your disclosure throughout as appropriate.

Base Prospectus

Structural Diagram of the securitization by the issuing entity, page 14

3. We note your response to prior comment 17. Because you have defined the "2a-7 swap provider" on page 27 and discuss the swaps using this terminology throughout the prospectus, please revise your diagram or your footnotes to make reference to the 2a-7 swap provider.

Summary of the Issuing Entity Notes, page 20
Series, page 20

4. We note your response to prior comment 19. Please revise to list the "similar arrangements" or delete this phrase. All structural features must be described in the base prospectus. If you contemplate arrangements that are not known at this time, you will have to file a post-effective amendment or a new registration statement.

The Loans, page 90
Interest payments and interest rate setting, page 92

5. We note your response to prior comment 21. Refer to the second sentence of the second paragraph of this section. We note that the "Abbey SVR is as a result of the 2002 mortgage conditions, the 2004 mortgage conditions and the 2006 mortgage conditions." Please revise to clarify what you mean. Are you referring to a rate that is specified in the 2002, 2004 and 2006 mortgage conditions? We note your disclosure on page 93 regarding the provisions of the 2002, 2004 and 2006 mortgage conditions that allow you to vary the Abbey SVR. If you have the discretion to determine SVR subject to those conditions, please revise to clarify.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Christopher Bernard, Esq.
    Allen & Overy LLP
    Fax: 44-20-3088-0088